Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold Resources” or “the company”)
RESTRICTED STOCK AWARD: NON-EXECUTIVE DIRECTORS
London, United Kingdom, 24 June 2011 — Randgold Resources Limited announces that in terms of the company’s remuneration for non-executive directors approved by shareholders at the Annual General Meeting on 3 May 2011, an award of 1 200 restricted shares was made to each non-executive director and 3 600 to the chairman on 23 June 2011. One third of the restricted shares will vest on 1 January 2012, the second third on 1 January 2013 and the final third of 1 January 2014.
Randgold Resources Enquiries:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 1534 735 333	+44 20 7557 7738
+44 779 775 2288	+44 779 771 1338	Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com